Filed by Zebra Holdco, Inc.

Registration Statement File No. 333-198695

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Corporations: Zillow, Inc.

Commission File No.: 001-35237

Trulia, Inc.

Commission File No.: 001-35650

TRANSCRIPT OF THE Q3 2014 ZILLOW, INC. EARNINGS CALL HELD ON NOVEMBER 5, 2014

MANAGEMENT DISCUSSION SECTION

Operator: Good day, ladies and gentlemen, and welcome to the Zillow Third-Quarter 2014 Earnings Conference Call. [Operator Instructions] Later we will conduct a question-and-answer session and instructions will follow at that time. [Operator Instructions] As a reminder this conference call is being recorded. I would now to introduce your host for today’s conference, Raymond Jones, the Investor Relations Officer for Zillow. Please go ahead.

Raymond James - Zillow Inc - IR Officer

Thank you. Good afternoon and welcome to Zillow’s Third-Quarter 2014 Earnings Conference Call. Joining me today to talk about our results are Spencer Rascoff, Chief Executive Officer and Chad Cohen, Chief Financial Officer.

Before we get started, as a reminder, during the course of this call we will make forward-looking statements regarding the future financial performance of the Company and future events including our expectations regarding Zillow’s proposed acquisition of Trulia. We caution you to consider the important risk factors that could cause the Company’s actual results to differ materially from those in the forward-looking statements made in the press release and on this conference call.

These risk factors are described in our press release and are more fully detailed under the caption, Risk Factors, in Zillow’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2014 and in our other filings with the SEC. In addition, please note that the date of this conference call is November 5, 2014. And any forward-looking statements that we make today are based on the assumptions as of this date. We undertake no obligation to update these statements as a result of new information or future events.

During this call we will present both GAAP and non-GAAP financial measures. A reconciliation of GAAP to non-GAAP measures is included in today’s earnings press release as well as posted on our Investor Relations website. In our remarks, the non-GAAP financial measures adjusted EBITDA, will be referred to simply as EBITDA which excludes share-based compensation and acquisition-related expenses.

This call is being broadcast on the Internet and is available on the Investor Relations section of the Zillow website at: www.investors.zillow.com. A recording of this call will be available after 8 PM Eastern Time today. Please note that the earnings press release is available on our website and after the call a copy of today’s prepared remarks along with the exhibits of our business metrics will also be available on our website.

Today we deliver prepared remarks to start, then we will host a live question-and-answer session. During the Q&A will entertain questions asked via Twitter and Facebook, in addition to questions from those dialed into the call. Individuals may submit questions by tweeting @Zillow using the ZEarnings hashtag or to the official Zillow Facebook page. After the call, Spencer will host a brief follow-up Q&A session via Twitter with the same ZEarnings hashtag.

I will now turn the call over to Spencer.

Spencer Rascoff - Zillow Inc – CEO

Thanks all for joining us today. The third quarter of 2014 was another excellent one for Zillow and contributed to a transformational year. We hit our highest traffic point ever in July with nearly 90 million unique users at the seasonal peak for home shopping. And the vast majority of our visits are continuing to come from a mobile device. Our belief that advertisers follow audience continues to be confirmed by our results. Which showed that our consumer-focused mobile-first strategy is working.

We achieved record revenue of nearly $89 million during the quarter, up 66% year over year, our 16th quarter in a row of greater than 65% year-over-year revenue growth. In our Premier Agent advertising business we had record revenue and attained new highs in average revenue per advertiser and same-advertiser sales growth. Due to our strong third-quarter results, we’re increasing our total revenue outlook to $323 million at the midpoint of the range for 2014. Which represents a 64% year-over-year growth rate for the full year. This revenue estimate is now over $30 million higher than the $291 million we initially guided to for full-year 2014 revenue back in February.

We’re now in the home stretch of 2014 and things are progressing in our acquisition of Trulia, which we expect to close in the first half of 2015. We recently certified compliance with our second request for information and documentation from the FTC and are optimistic about the timing of the deal’s closing. I remain confident that this will be a phenomenal acquisition for Zillow and for Trulia shareholders.

As we prepare for the closing and work on integration planning, we’re becoming even more excited about how the combined company will operate a leading multi-brand real estate media portfolio. At closing, we’ll operate four consumer-facing real estate media brands on desktop and mobile, Zillow, Trulia, HotPads and StreetEasy. As you may have seen, we plan to maintain the listing of the combined companies publicly traded shares with NASDAQ under the ticker symbol Z.

As for our core business, I told investors that I had three priorities for 2014. And I’m very pleased with how we delivered on those priorities. One, growing our audience. Two, growing our Premier Agent business. And three, growing our advancing marketplaces. I’ll briefly cover our progress in all three areas.

First, our strategy to grow our audience begins with creating fantastic products and a brand that people love and want to share with others. Next, we build upon this foundation with highly successful, organic marketing channels like PR and social media, and then accelerate growth with select and proven paid advertising channels. And we further extend our reach and influence through our online partnerships.

Thanks to these efforts we experienced tremendous growth through the peak of the home-buying season this year. Our audience growth this quarter was remarkable. We added 25 million total unique users over last year’s quarterly peak and we established new high marks for total traffic and mobile usage. Mobile continues to represent more than two-thirds of our usage and in each month of the quarter, the third quarter, we averaged 500 million homes viewed on Zillow from a mobile device.

This translated to 200 homes viewed per second, which is nearly 10 times greater than when we started tracking this metric 3 years ago. To give you some perspective, during the time of this one hour earnings call, over 700,000 homes will be viewed on Zillow on mobile devices. Our increased investment in advertising this year contributed directly to our growth in record traffic, home shopper traffic, and contacts to premier agents.

Since we began our national advertising campaign in the second quarter of 2013, we have significantly grown audience market share and the Zillow brand now attracts more than two times the audience of News Corp’s, www.realtor.com.

Separately, we have seen a substantial list in our unaided brand awareness metric which is an important indicator of the efficacy of our ad spend and the strength of our products and brands. We measure this through nationwide surveys which ask respondents to name a real estate website or mobile app. The percentage of the respondents who answer Zillow is known as unaided awareness.

Before we began investing in advertising, our unaided awareness among home shoppers was 9%. Two years later, this figure is now 31% and leading the category. Though we have made a great leap forward in this measure, we still have a tremendous opportunity in front of us to be the ubiquitous household name in homes and online real estate search.

While we are excited about our progress, international comparisons show that the audience runway ahead of us is still very long. For perspective, in the UK and Australia, visits per capita or per household to the leading online real estate destinations are approximately two times greater than we are currently experiencing. To us, these are positive indications for our prospects of future audience and usage growth over the long term. In particular, given the strength of our mobile product offering, we believe Zillow brands have the potential to be much more frequently used than they are currently.

Also, during the quarter, we began powering US real estate search for Leju, operator of one of the largest real estate sites in China. Chinese buyers of the largest population of foreign buyers of US homes and this partnership exposes a large and entirely new audience of home buyers through Zillow’s home search experience and through Zillow’s Premier Agent advertisers.

We’re excited to welcome Leju to our growing network of sites powered by Zillow, which also includes Yahoo Homes, MSN, AOL Real Estate, RealPage’s rental website, MyNewPlace, and HGTV’s website, FrontDoor, as well as our owned and operated brands, Zillow, HotPads and StreetEasy.

An important component of the consumer relationship with Zillow is helping them find the best local real estate agents to help them. This brings me to our second strategic priority of 2014. Growing our Premier Agent business. Last month, we held our first ever, national Premier Agent Forum in Las Vegas. Approximately 1,000 of our Premier Agents, from 41 states, attended to learn how to get the most out of Zillow and to connect with Zillow staff.

The response was astounding. Agents flooded social media with pictures, praise, and ideas. It was a watershed moment in Zillow’s history. Events like this not only help us maintain incredibly strong relationships with the agents making the market tick, but they feed into the positive feedback loop phenomenon that generates more demand from existing clients. These agents also serve as ambassadors for Zillow in the overall real estate industry.

You can get more texture about the Zillow Forum Event from the tweet we just sent on the #ZEarnings. One of our biggest takeaways from the forum is that the real estate agent of the future is here now. These agents are web- and mobile-centric in their approach to planning and building their businesses. All use technology to help them do more than they could do on their own, such as managing their business through a CRM tool.

These agents invest in and are sophisticated about internet marketing and internet lead management. And they know how to work leads gained from the Internet. Some agents are joining teams or creating their own agent teams to pool resources and gain scale efficiencies. We strongly believe that these types of agents represent the future of real estate. And as they capture a greater proportion of real estate transactions, they will accelerate the shift of advertising spending from offline to online.

As part of our efforts to help agents of the future grow their business efficiently through technology, this week we’ll be launching our new, agent-only features on our Zillow mobile apps. These new features are available exclusively for Zillow Premier Agents and agents who have a free Zillow profile. The new features are designed to help agents respond faster and more effectively to every contact they receive through Zillow.

The app also allows agents to easily manage their Zillow contacts, their profile and listings on iOS and Android. By adding these lightweight CRM features into the core Zillow app, the most used real estate app on every mobile platform, we are instantly giving important functionality to Premier Agents looking for ways to improve their lead conversion.

So for example, any Premier Agent who has the Zillow real estate app, will now get a push notification when they get a new Zillow lead and be able to respond to the lead with templated responses inside the app within seconds. They can also sign up these home shoppers for email alerts on new listings inside the app. These features improve lead conversion which in turn improve the ROI for premier agents and gives them more reasons to buy more impressions from Zillow.

This product launch is consistent with our strategy for agent software tools. Providing great, lightweight mobile software for agents which improves their lead conversion while also connecting to over 40 software partners through our Technet program. We are very excited about this launch and have already gotten great feedback from agents using it.

Turning to our Q3 results. We continue to grow our real estate marketplace revenue quickly. We monetize the preponderance of our listing page views by selling local advertising to individual agents. We supplement local real estate advertising with a handful of larger ad buys from national or regional real estate companies. We ended the third quarter with nearly 61,000 premier agents adding just over 4,000 net new advertisers.

For the fourth quarter in a row, our Premier Agent revenue growth rate increased to 87% year-over-year growth. The [virtuous] cycle around the Premier Agent business has resulted in a current annualized run rate of $255 million for our Premier Agent business, compared to $142 million at this time last year. In the third quarter, 54% of Premier Agent bookings came from existing agents buying more impressions.

Looking at same advertiser sales, Premier Agents who advertised with us in the same period last year spent an average of 65% more in Q3 than they did year ago, primarily from buying more impressions. While we are growing our advertising revenue very quickly, we still only represent a fraction of the $12 billion accessible market for real estate advertising. These are still very early days in the shift from offline to online advertising, especially in mobile. And we have a long runway ahead of us.

Adding to our excitement though, we’re making steady progress on improving the user experience with more high-quality, directly-sourced listings from brokers and MLSs, rather than relying on syndicated data from listings aggregators. We recently added the New Jersey, Northern Nevada, and Northeast Oklahoma MLSs to the Zillow Partnership Program. Further, we were thrilled to announce the strategic partnership for listings content and promotions with the Diner Realty, a Berkshire Hathaway Home Services affiliate and the largest brokerage in Minnesota.

We also recently added the Lyon Real Estate of Sacramento to the Zillow Pro for Brokers program. Now there are more than 3,200 brokerages partnering with us in Zillow Pro for Brokers, providing for-sale listings via direct feeds. Lastly, we reached a total of 42 connected CRM platforms in the Zillow Technet program to help agents manage their Zillow contacts more efficiently.

Turning now to our third priority of growing our advancing marketplaces. I’ll start with Zillow Mortgages which has excelled in a challenging mortgage environment. While the Mortgage Bankers Association reported that mortgage originations in the third quarter decreased 36% year over year, loan requests through Zillow mortgages increased 18% during the same period and Zillow Mortgages Revenue grew 24% year over year. In the face of industry headwinds, our mortgage products are resonating strongly with consumers and gaining market share.

In Q3 we reached a milestone of 100,000 lender reviews which continues to be a significant point of difference versus other offerings in the market. All considered, Zillow mortgages is performing very well in the current environment.

Next, StreetEasy, our leading real estate marketplace in New York City is starting to take flight. As StreetEasy crossed its one-year anniversary since our acquisition, we have added significant talent to the organization, especially on the product and engineering teams. Importantly, this quarter StreetEasy expanded its mobile reach as we launched its first StreetEasy Android app, StreetEasy iPad app, and a responsive mobile web experience. In addition to the redesigned iPhone app that launched this past June.

Since we acquired StreetEasy 14 months ago, listing page views on mobile are up nearly 150% year over year, listing page views on desktop over 30% year over year, and leads to real estate agents are up over 170% year over year. To put a finer point on it, StreetEasy was a critical player in the New York real estate landscape when we acquired it a year ago, but under Zillow’s ownership we have increased leads to agents by 170%.

We continue to apply the Zillow playbook to New York, leveraging our complimentary knowledge and building upon the foundation we’ve laid for significant business expansion into the most important real estate market in the United States. In case it wasn’t already obvious, I am fired up about StreetEasy.

To round up this section on our emerging marketplaces, Zillow Rentals continue to gain momentum. Nearly 16 million rental shoppers now come to Zillow Rental sites and apps each month. This is the largest audience in the category and has grown over 50% from year ago. Over this same time period, we have increased the number of paid multi-family properties on Zillow by more than 100% and have grown the average number of monthly high-quality contacts to each paying property by over 50%.

Notably, after several quarters of testing, we have refined our monetization model for rentals and believe our business model now scales nicely. We have the audience; we have the business model, and we’re are hiring the sales team to build up this revenue line. We’re excited with the progress we’re making in this fragmented market as we continue to invest in our growth.

In conclusion, the third quarter was another excellent one with record performance throughout the business. We exceeded our own expectations and have raised revenue outlook for the full year. We’ll finish 2014 strong and it will have been a transformational year for the company. I’m even more excited about 2015, though.

2015 will be the start of our second decade as a company and with the acquisition of Trulia, we will be the beneficiary and the catalyst of a new era of real estate marketing. We take the long view and are excited about the huge addressable market, the secular trends as agents move budgets online, and the belief in primacy of audience.

Now I’ll turn the call over to Chad to walk you through the financials in more detail.

Chad Cohen - Zillow Inc – CFO

Thank you, Spencer. Starting briefly with our traffic results, we again had record usage in the third quarter. Attracting nearly 86 million average monthly unique users to Zillow’s mobile applications and websites, representing growth of 41% year over year on a larger user base.

Jumping out into our operating results, total revenue for the third quarter increased 66% year over year to a record $88.6 million from $53.3 million in the same quarter last year. Total revenue in the third quarter exceeded the $87.5 million midpoint of our outlook by $1.1 million. With respect to our revenue mix, 82% of our revenue came from our marketplace category and 18% from display.

Taking a deeper dive into our primary revenue category, marketplace revenues grew 77% year over year to $72.7 million as we continued to see healthy growth across our Real Estate and Mortgage categories.

Going further into the Real Estate Revenue subcategory, which includes Premier Agent, Rentals, StreetEasy, and Diverse Solutions, our revenue accelerated sequentially for the fourth quarter in a row growing 86% year over year to reach $65.6 million compared to $35.3 million last year. Driven primarily by the largest component of this revenue category of Premier Agent business.

Premier Agent advertising revenue grew 87% year over year similarly a fourth straight quarter of acceleration to $61.7 million. During the third quarter, we added 4,059 net new Premier Agents ending the period with 60,877 advertisers. Premier Agent monthly average revenue for advertisers for ARPA reached a new high mark in the third quarter at $349, 32% greater than the figure in the same period last year.

As Spencer mentioned, 54% of our sales bookings in the quarter went to existing agents purchasing more impressions across mobile and web, up slightly from 50% a year ago. Same advertiser ARPA which compares the average spend by Premier Agents who advertise with us in the same period last year, was 65% higher year over year. Consistent with higher trends, this result was primarily volume driven and reflects the favorable trade-off we make in our focus on the real estate agents of the future.

Moving from Real Estate to Mortgages, which consist of Zillow Mortgages and Mortech, revenue reached $7.1 million and grew 24% year over year despite continued mortgage industry headwinds. In Zillow Mortgages, roughly 7 million loan requests were submitted during the quarter versus 5.9 million requests submitted in the same period last year. Purchase loan requests which include preapproval submissions represented the vast majority of the mix.

Looking at our display category, revenue in the third quarter grew 30% year over year to $16 million. This result highlights the value we provide to our advertising partners and continued execution by our display sales team in an increasingly challenging environment for premium CPM advertising. Over endemic advertisers, financial institutions in particular are strategically reducing their advertising dollars across channels in light of industry headwinds. We will discuss the anticipated impact of these display trends continuing in a moment.

Shifting now from revenue to operating costs, total operating expenses were $104.9 million compared to $58.8 million during the third quarter of 2013. Strolling down the expense line items, comparing the third-quarter results this year to last year, our cost of revenue during the quarter was $7.7 million or 9% of revenue compared to $5.1 million which was 10% of revenue last year.

Leverage was achieved by revenue growth in the period and absolute dollar increases continued to be driven by traffic and revenue growth which impacted credit card fees and revenue-sharing costs and by addition to the IT teams to support growth initiatives.

Next, sales and marketing expenses were $46.9 million or 53% of revenue versus $31.2 million last year which was 59% of revenue. Absolute dollar increases were driven by significant headcount growth and increased advertising costs versus the prior year. Technology and development costs in the quarter were $21.3 million or 24% of revenue compared to $12.2 million or 23% of revenue in the third quarter of 2013. The increase in costs reflects higher depreciation and amortization as well as increased headcount related expenses year over year.

G&A cost in the third quarter were $15.8 million or 18% of revenue as compared to the third-quarter 2013 of $10.2 million or 19% of revenue. The increase in absolute dollars year over year is primarily attributed to higher headcount and service costs as well as higher facilities costs to support our growth. Noted as a separate line item in our income statement are $13.2 million in acquisition-related costs in the third quarter related to our pending acquisition of Trulia.

GAAP net loss was $16 million in the third quarter compared to GAAP net loss of $1.2 million of 2013. Third-quarter 2014 GAAP basic and diluted loss per share was $0.40 based on 40.3 million basic weighted average shares outstanding. This result includes a $0.33 impact in the acquisition-related cost.

On a non-GAAP basis which excludes share-based compensation and acquisition-related costs, basic and diluted earnings per share were $0.15 and $0.13, respectively. EBITDA for the quarter was $14.6 million, slightly above the midpoint of our EBITDA outlook range representing 17% of revenue. This compares to last year’s third-quarter EBITDA of $4.3 million or 8% of revenue. Our EBITDA calculation excludes acquisition-related costs.

Turning briefly to our balance sheet, we ended the quarter with approximately $458 million in cash, cash equivalents, and investments and we had no debt. Zillow ended the third-quarter 2014 with approximately 1,100 employees, an increase from nearly 800 a year ago.

Now turning to our outlook for the fourth-quarter 2014 and the full fiscal year. Our revenue for the fourth-quarter 2014 is expected to be in the range of $89 million to $90 million. This outlook represents growth of 53% year over year at the midpoint of the range. We anticipate revenue growth of approximate 20% year over year in our display business consistent with recent trends resulting primarily from reduction in advertising by financial institutions.

To give more context to this, while terrific team execution has enabled us to grow display faster than the display advertising category, we view this line item as less strategic than our marketplaces so we continue to underinvest in display and invest more heavily in products that improve our Premier Agent business.

Looking at the fourth quarter EBITDA, we expect a range of $21.5 million to $22.5 million at the midpoint of the range this represents a 25% (inaudible). During the fourth quarter our advertising ramps down in line with seasonal shopping trends. Note that our EBITDA range excludes approximately $5 million to $6 million in anticipated acquisition-related costs that results from our plans to acquire Trulia.

Also for the quarter, we expect depreciation and amortization to be in the range of $9 million to $10 million and share-based compensation to be the range of $8 million to $9 million. Although we are not providing a GAAP EPS outlook for the fourth quarter, we expect a basic and diluted weighted average share count of approximately 41 million and 44.5 million shares, respectively.

Based on our performance to date, we are raising our full-year 2014 revenue outlook by approximately $1 million at the midpoint of the range of $322.5 million to $323.5 million representing 64% year over year growth at the midpoint which is only a slight deceleration from the 69% last year. We expect the close out the year strongly with record revenue across our home-related marketplaces.

Moving from the topline to the adjusted bottom line, our anticipated EBITDA range for the year is now $51 million to $52 million which represents a 16% margin at the midpoint and 71% growth year over year.

Regarding our expense categories, we will continue to make investments into our product, operating infrastructure, team that supports our long term strategic growth plan. Turning now to reconciling items to EBITDA for the year, we expect depreciation and amortization to be the range of $35 million to $36 million, share-based comps to be in the range of $32 million to $33 million, and $18 million to $19 million of acquisition-related costs.

CapEx and capitalized purchased data content are expected in the range of $28 million to $29 million. We expect full-year 2014 basic and diluted share counts to be approximately 40 million and 43 million weighted average shares outstanding, respectively.

To conclude, Zillow had an excellent third quarter in executing on our strategic priorities of growing our audience, growing our Premier Agent business, and growing our advancing marketplaces. As we finish up 2014, we remain focused on creating fantastic products that empower consumers, build our brand into a household name, and drive the long-term growth for home-related marketplaces.

With that, we’ll open up the call for questions from the live call and from Twitter and Facebook with the #ZEarnings.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] Ron Josey, JMP Securities

<Q - Ronald Josey - JMP Securities – Analyst>: Thanks for taking the question and great quarter overall. I’m wondering Spencer we’ve seen a lot of press releases over the past call it quarter, just on additions [dealer] partnerships and zPro for brokerage partners added. I think Zillow now has around 3,200 partners now on zPro. I’m wondering at what point do you think you all have enough partners to have direct listing contents? How long that would take? And also, if you could provide some other insight, some additional insight on the Retsly acquisition from July that would be helpful thank you.

<A - Spencer Rascoff - Zillow Inc – CEO>: Thanks Ron. We’ve always had a multi-source listing strategy approach where we get listings from brokerages and that’s at the franchise lower level. And at the franchise B-level we get them from MLSs and we get them from listing aggregators. I think what you’re detecting is over the last year or so we redoubled our focus on more direct —our directly-sourced listings which we get from MLSs and that’s because we think it results in a better user experience more high-quality listings.

It’s better for listing agents, it’s better for the broker, it’s better for the MLS, it’s better for the seller, and it’s better for us through our publisher because of the higher degree of accuracy in the listings when we get them currently from the source. Rather than through an intermediary or an aggregate. So what you’re seeing is a focus of ours and it’s clearly paying off. We have more and more of these direct relationships really every week.

In terms of Retsly we haven’t talked very much about this acquisition. This is a small start-up that we acquired in Vancouver, BC a couple of months ago. And Retsly is building a software platform for innovation that sits on top of MLSs. So really what does is, is it allows multiple MLSs to connect to it and then allows our developers to write software that connects to directly and then works across multiple MLSs.

So it’s a very powerful idea that can really accelerate innovation — technology innovation in the real estate industry but it’s a very early stage initiative. This company is less than a year old. We’re focused on it and excited about it but I would describe it as extremely early stage.

<Q - Ronald Josey - JMP Securities – Analyst>: Great, thank you very much, good quarter

Operator: Robert Peck with Suntrust.

<Q - Rodney Hill - SunTrust Robinson Humphrey – Analyst>: It’s Rodney Hill for Bob. Two quick questions if I could? On the guidance itself is there anything within the marketplace’s business that you want to point out, as the q-over-q decline is more severe than we’ve seen in years past? And then secondly, as we think about you guys as more of a media property as you guys have talked about over the past couple of months, new ad units or anything else that may be done on the desktop and mobile? Similarly, maybe there’s some talk about your video ad products rolling out maybe to the marketplace if you could touch on that? That ’d be great, thanks.

<A - Chad Cohen - Zillow Inc – CFO>: Yes. This is Chad and I’ll take that. For the quarter we are guiding up, so we are looking at a raise relative to last quarter, plus $1 million at the midpoint, we’ve been raising it all year long. Specifically in the premier agent business which is our biggest driver of our marketplace revenues, we saw a big quarter this year with acceleration from 82% last quarter to 87% this quarter.

I think with respect to next quarter even though we’re not really breaking down our marketplace businesses, what you’re seeing is effectively the impact in the third quarter from selling through a lot of inventory and coming into a slower sort of seasonal period in the fourth quarter which impacts our premier agents business. So we’re not selling quite as much inventory in the third quarter as we did last quarter and that has a direct flow through to the fourth quarter.

That said, we’re very bullish on the business and you know that we are taking of our revenue guidance for the full year and remain committed to growing marketplaces.

<A - Spencer Rascoff - Zillow Inc – CEO>: I’ll take this that second one Rodney. Just say yes, we launched at the Result forum in Las Vegas, we unveiled a video-add unit product that we made available to existing premier agents initially and now it’s being rolled out more broadly. Video is something that’s been requested from our agents for a long time, it’s a great opportunity for them to drive themselves.

It’s very new, it’s just been a couple of weeks, less than that, selling it so definitely doesn’t have any use news to share. But we’re always experimenting with different add products and different ways to connect our audience with our advertisers. We test lots of different things, some of which we talk about, most of which we don’t. I’ll sort of tie this to a question that came through Twitter from Michael Graham, from Cannaccord Genuity, asking for an update on products targeting seller agents?

I’m sometimes asked this question, why don’t we have a separate product that just focuses on generating listing leads doesn’t the Premier Agent mostly focus on generating buyer leads. The Premier Agent product generates a lot of listing leads because premier agents appear on not for sale homes. So if you go check your own home on Zillow and it’s not on the market you’ll see a zestimate but you’ll also see premier agents there.

And a lot of the people that are checking the zestimate on their homes and then choosing to contact an agent are doing so because they want to get a more accurate valuation of their home in anticipation of potentially listing it. So we drive a lot of listing leads to premier agents and it’s absolutely part of the value proposition of being a premier agent.

We haven’t historically sold listing leads separately and we’ve historically viewed that as a differentiator and something that we think creates simplicity for our advertisers where they just buy a fixed number of impressions and they get listing leads and buyer leads together. Now we’re open-minded about that and we’ve certainly seen from others in the space who have had success selling seller lead products recently, but also over the last 10 years or so of internet lead generation so I would say we’re open minded about whether that should be a separate product. Historically its been bundled into the premier product.

Operator we’ll take the next question from the call please.

Operator: Chris Merwin, Barclays Capital

<Q - Chris Merwin - Barclays Capital – Analyst>: Great thank you. I just had a couple. You talked about the expected slowdown in the growth rate for display in the 4Q is that entirely a function of the demand environment that you’re seeing and any change in terms of the contribution that you’re getting from the national deals?

And as it relates to the mortgage business you posted some really strong growth there up there I think up 24% in the 3Q. For Trulia they talked a bit about how they were negatively impacted in their quarter by refi environment. I know you can’t speak for Trulia on this but what was really different for you all in the quarter and then just to keep on the topic, one more. As it relates to the co-lending program did you see sort of a commensurate pick up in ARPA from the co-lender program in the 3Q as you did in the 2Q? Thanks.

<A - Spencer Rascoff - Zillow Inc – CEO>: I’ll take the first two and then Chad can take the third one. On display, display has nothing to do with national brokerage deals and everything to do with how much pixel space on the site and on mobile apps we decide to allocate to display. Our display revenues are totally in our control, if we want to spend more display revenue [at anytime] we could but it would come at the expense of user experience and so it doesn’t have anything to do with broker deals or anything like that.

On why mortgage is relatively stronger than maybe others, it’s because our mortgage revenue model is more tightly integrated into the user experience therefore it’s less susceptible to headwinds from a decline in the mortgage display environment. The way we make money on mortgages is by getting purchase primarily over 80% now, of our mortgages, purchase mortgage shoppers through a search path when they are also looking to buy a home and we modify that across the click basis.

So it’s really tightly integrated with the core real estate shopping experience and so when — we’re just less susceptible to macro display issues on mortgages because the way we advertise it. And, Chad, on co-marketing?

<A - Chad Cohen - Zillow Inc – CFO>: Yes. So on co-marketing our premier agent lender’s partnership platform, it’s working really well but it’s just one element of the growth in our PA revenue and in growth in our ARPA for the period. Agents are deploying more of their out-of-pocket spend then the contribution that’s made by premier agent lender sponsors. So it’s primarily dollars that are flowing out of actual agent pocketbooks that’s driving that number. We provided some stats in the script, 54% of bookings went to existing agents who bought more and we’re seeing 65% growth in same sales.

I think the broader point to make is that premier agent lender sponsorship and co-lending sponsorship is just one opportunity for agents to sort of increase and improve their ROI. There are a lot of them as part of the premier agent platforms, such as our CRM, our Tech Connect, Connections, Summits, those all contribute to overall healthy agent ROI platform

<A - Spencer Rascoff - Zillow Inc – CEO>: Operator, we’ll take some from Twitter now. [Premal Goshi] asks, can you share the numbers on the rental side? Revenue, number of sales engineers dedicated to rentals, et cetera? And he asks, also on Twitter, as you get to scale in rentals how big do you envision the rental sales team? Will it be a similar sales team size as real estate?

So we started monetizing rentals about a year ago and when we did we told investors — we reminded investors that took three years for our mortgages business to get to $10 million in revenue and we said we thought we could get there faster on rentals for a variety of reasons. We are ahead of that plan. So I said, we’d do better than three years $10 million, we are going to do better than three years, $10 million, so I’m pleased with how rentals revenue is ramping.

The [tam] is absolutely there the incumbents are absolutely vulnerable and the challenge is really only about rental sales team ramp and sales team productivity. I mean, not only, but primarily that’s the challenge for us. This is something that we’ve done once before in a very-related vertical where we’ve grown the size of the real estate agent sales team and once we had the audience, and built the premier agent business in short order.

In terms of the total number needed salespeople it will definitely be less than the real estate side solely because there are fewer spenders. When you talk about tens of thousands of people of decision-makers spending billions of dollars in advertising as compared with on the real estate side where you’re talking about hundreds of thousands of people spending $10 billion plus, so fewer advertisers, smaller sales team for rentals. We don’t break out where — how many we have in terms of engineers or sales people right now but at scale that’s where it will be relative to real estate.

And we’ll just knock off another one on Twitter real quick and go back to the call. Mark Mahaney asks, any updated thinking on the cost of revenue synergies associated with the Trulia acquisition?

Nothing to report right now about new numbers. I’d say, as we dig in, my confidence in the opportunity increases and therefore my confidence in the numbers that we did disclose at the time of the announcement my confidence in those numbers becomes even greater but nothing new to share about synergies revenue or costs.

Okay, operator, why don’t we go back to the call now.

Operator: Heath Terry with Goldman Sachs.

<Q - Heath Terry - Goldman Sachs – Analyst>: Hi, great, thanks. I was wondering if you could just give us a sense of sort of where you’re sitting particularly in terms of your major markets and I know you called out New York in terms of the amount of inventory that’s available and to the extent that we’re here midway through November you’re getting a sense for what fourth quarter seasonality’s looking like, how much of what we’re seeing is kind of normal seasonality versus any sort of more macro changes in the housing environment?

<A - Chad Cohen - Zillow Inc – CFO>: Hi Heath, this is Chad. So I don’t have any specific inventory numbers to sort of walk you through on a market basis but I’d say this is pretty normal seasonality with the business and just to bring you back again to what happened in the second quarter which was, we pulled forward a lot of inventory to sell through there which had the impact of really growing our monthly recurring revenues in the third and fourth quarter.

So this is inventory that we normally probably would’ve sold in the third quarter and had the direct impact of a probably bigger lift in the third quarter as we were guiding. But that inventory itself has sold through already and so we’re just saying that seasonality comes into play because we’ve already taken up those impressions and sold those to agents which gives us less inventory to sell in the third quarter and the impact on the fourth quarter as such as there’s not as much of a lift as you would tend to expect, period to period.

<A - Spencer Rascoff - Zillow Inc – CEO>: Next question, operator please?

Operator: Tom White with Macquarie.

<Q - Tom White - Macquarie Research Equities – Analyst>: Great, thanks for taking my question. Just back to the guidance so I think you beat the third quarter revenue outlook by about $1 million, you’re taking up the full year by about $1 million. The tailwind in the PA business seemed strong particularly on the ARPA side. Is the fact that you’re not kind of taking up the full year by more, is that just a function of display weakness, is that how we should be reading it? And then, on the unaided awareness, 31%, is there a set threshold that you guys sort of envision after which you hit maybe you can meaningfully scale down marketing spend? Or is the market just too dynamic to think like that?

<A - Chad Cohen - Zillow Inc – CFO>: Hi Tom, this is Chad I’ll take the first question and then hand over to Spencer. On display we just never had fantastic visibility into that business it’s really hard to predict more than a quarter out and so we’ve always been challenged by that. I think if you brought it back to the last call in August we were way more bullish on display looking at the numbers then and probably had few million dollars [low single digits] in display revenue that we thought was going to materialize in the quarter primarily related to the credit and financial verticals that we’re now seeing are not there.

I think what’s happening broadly as the financial services are moving away from display and moving more towards sort of direct response, which I think long-term bodes really well for us as we build our mortgage marketplaces but in the short term hits us on revenue with respect to fourth quarter. So we’re still predicting 20% growth in display in the fourth quarter I think that’s sort of higher than what the rest of the category’s doing but yes, to answer your question it’s primarily display

<A - Spencer Rascoff - Zillow Inc – CEO>: And Tom, on unaided awareness it’s too early for us to think about when we might change strategies, change the strategic directions with respect to our advertising because we’re still seeing such good returns on our spend I think what you see though if you look at other companies when they start advertising usually once they figure out the right messaging the first, I don’t know, the first tens of millions of dollars in advertising are quite efficient and it becomes harder to eke out more efficiencies later once you increase your levels of awareness.

So tying it back to the target model which I still feel good about it of 40-plus EBITDA margins at greater revenue scale when revenue growth stops the being hypergrowth, 65%-plus and becomes something along the lines of a more mature-looking business, I still feel good about that target model and obviously that assumes some gaining some leverage in this housing marketing line, proof in advertising as well as sales team headcount.

We’ll do two from Twitter now. So, Brian Bowlen asks, ARPA really jumped this quarter compared to last year, what was driving that? Chad, can you talk about ARPA?

<A - Chad Cohen - Zillow Inc – CFO>: Yes. Again just going back to the comments I made about the second quarter. So the impact of those additional bookings and we gave you some visibility into some of those metrics on a one-time basis, was that they really impacted the quarter, such that we had accelerating revenue growth to 87% in our premier agent business. That incremental inventory drove ARPA to $349 for the period, per month, and that represented 32% growth year-over-year, that’s the highest growth period that we’ve had probably in 2 or 3 years. So that’s primarily what was driving that.

<A - Spencer Rascoff - Zillow Inc – CEO>: Operator, we’ll go to the next question from the call please?

Operator: Mark May with Citi.

<Q - Mark May - Citigroup – Analyst>: Hey guys thanks for taking my questions. Sorry if this has been addressed already but it looks like that your marketing spend in the quarter, the growth rate decelerated a decent amount can you help us, help me think a little bit about where that came? Is that primarily throwing back a little bit on the marketing budget? Or, is that more headcount or salary and benefit related?

And then, secondly, this isn’t the first time you mentioned this but really pointing to volumes as opposed to pricing being the predominant driver of growth in the PA side of the business, do you expect at any point in the future that price will become a more meaningful driver of the growth? Thanks.

<A - Chad Cohen - Zillow Inc – CFO>: Hey Mark, this is Chad. On marketing spend I think when I look at the figures and look at the seasoning and the comments that I made on prior calls it’s pretty consistent, which is, that we frontloaded some of that marketing spend to the beginning of the year to get a head start. So when I look at delivering $48 million in S&M in Q2, $47 million-ish in Q3 that’s just consistent with how we planned the cadence of our marketing spend throughout the year.

In terms of your second question on the primary driver, I think we continue to see volume being the primary driver of growth in our premier agent business, in the near term.

Operator: Next question, operator please Neil Doshi with CRT Capital

<Q - Neil Doshi - CRT Capital – Analyst>: Hey guys, thanks for taking my question. Quick question Chad, on the free cash flow, it looks like that’s sunk to the negative. It’s one of the bigger negatives we’ve seen, anything to call out there and how should we think about free cash flow going forward? And then?

<A - Chad Cohen - Zillow Inc – CFO>: Yes. So I think, obviously this quarter we had one time acquisition cost of $13.2 million, I think that’s driving a large portion of the free cash flow sort of moving down in a direction that’s different than what you’ve seen in the past. Probably puts and takes on the balance sheet, I’ll have to just go through those but I can get back to you on the specific details, but I’ll say the majority of it really has — is really driven by those acquisition costs.

<Q - Neil Doshi - CRT Capital – Analyst>: Great. And then just another quick question on the mortgage business. Looks like traffic grew pretty nicely but the mortgage — the mortgage leads grew a little bit slower than the traffic. Is there any way to kind of bridge the big difference in that and then, then I think you launched a fairly new product where you can get preapproved right away any track — any update on how that product is tracking as well?

<A - Chad Cohen - Zillow Inc – CFO>: So early, just to answer your second question first, preapproval still very early. It’s gaining great traction. In terms of the conversion from total uniques down to overall loan request, I would say that there’s some sensitivity in the model with respect to the impact on interest rates so that’s probably the primary driver. That said, we’re still really very happy with generating 7 million loan requests in the quarter, that’s up 24% year-over-year. Revenues are up 18%-ish year-over-year and that’s in face of some pretty strong headwinds with 30-plus percent deceleration in mortgage loan originations at a macro level

<Q - Neil Doshi - CRT Capital – Analyst>: Great, thank you

Operator: Next question operator, please. Lloyd Walmsley with Deutsche Bank.

<Q - Lloyd Walmsley - Deutsche Bank – Analyst>: Yes sorry if I missed this, but if you can just clarify some of the comments on, I think you were trying to pull forward it looks like, backing out display the guide implies 3% sequential growth at the high end in the fourth quarter marketplace revenue versus 2012 last year in the fourth quarter, given it’s a subscription business, walk us through how the pull forward results in slower incremental growth in the fourth quarter, I didn’t quite catch that?

<A - Chad Cohen - Zillow Inc – CFO>: Yes it’s Chad. Inventory that would normally would’ve sold as bookings in the third quarter, we pull that inventory forward to the second-quarter. So effectively, inventory that we would’ve sold through, we sold through in the second quarter. What you saw in the third quarter are the benefits of that which is, it is, it’s impacting revenue, accelerating revenue to 87% growth, growing ARPA as we deliver that revenue in the third quarter that 349.

And what I’m basically saying, is that the lift that’d you normally associate with a more normalized growth in bookings, period-over-period, a lot of that was taken up in the second quarter and you’re seeing that delivery in the third quarter. So the incremental lift for the fourth quarter isn’t as high as you normally would have seen had we not has sold that impression of inventory in the second quarter.

So we’re also entering interesting our slower seasonal period in the quarter so there’s just less shoppers therefore less impressions to sell, so those dynamics deserve — those dynamics put a little bit of a ceiling on the overall impressions that we have to sell.

<Q - Lloyd Walmsley - Deutsche Bank – Analyst>: Okay and then for Spencer if I can? Any reaction to the regulator’s decision to try to sue to block the National CineMedia and Screenvisions merger, is there any reason to be — to think that’s different enough so it’s not a concern or anything any thoughts there?

<A - Spencer Rascoff - Zillow Inc – CEO>: Not having focused on that particular, that particular situation I’m still confident in our situation

<Q - Lloyd Walmsley - Deutsche Bank – Analyst>: Okay thanks

<A - Spencer Rascoff - Zillow Inc – CEO>: Adding that, you’ve heard the numbers Lloyd, that it’s 2% of agent ads spent on Zillow, 2% of agent ads spent on Trulia, there’s lots of alternatives. Lot’s of other places that’s used advertise and I think that’s what the government’s is going to be looking at for us, and so that’s why I’m confident.

(Multiple speakers).

Next question operator?

Operator: Jason Hofstein with Oppenheimer.

<Q - Jason Hofstein - Oppenheimer & Co. – Analyst>: Thanks most of the questions have been answered just maybe one about the outlook for marketing you know again, it was just discussed about the amount of operating leverage or improved leverage we saw in sales and marketing this quarter and then Kevin implied in the fourth quarter. Any kind of commentary about the outlook for marking next year, kind of pre-Trulia?

<A - Spencer Rascoff - Zillow Inc – CEO>: No. We’re not giving out any sort of guidance with respect to 2015 or anything sort of post combination. We’re confident that we’re going to get closed in the first half of next year but I don’t think we have anything more to say beyond that. We might have some more comments on our next call

<Q - Jason Hofstein - Oppenheimer & Co. – Analyst>: Thanks.

<A - Spencer Rascoff - Zillow Inc – CEO>: Next question, operator?

Operator: John Campbell with Stephens.

<Q - John Campbell - Stephens Inc. – Analyst>: Hey guys thanks for taking the call. Just a quick question again just back on the marketing stance, not looking for any type of real guidance there but just generally speaking, I know you guys like to see good growth in traffic that helps the incremental leads on the PA side but with the pressure on the display side. I’m assuming that the return on the marketing dollars probably has to be decline a good bit, so just generally speaking if we were to see that negative trend continue on the display side into 2015, would we see a coinciding decline in marketing spend from that?

<A - Spencer Rascoff - Zillow Inc – CEO>: It’s really unrelated. Remember, the reason that we are advertising at all is to grow brand awareness it’s not to drive near-term revenue either for display or premier agents. So as long as we feel that advertising is continuing to grow Zillow’s brand awareness, Zillow’s audience, Zillow’s relevance to home shoppers and really set us up for our future a couple of years from now when most of the $12 billion of ad spend is online and therefore we’re in a great position to have a lot of revenue from it and that’s why we’re advertising today. So display, what happens to display, or even frankly, premier agent is not relevant to our advertising decisions in 2015

<Q - John Campbell - Stephens Inc. – Analyst>: Okay and just Spencer, just generally, just talk a little bit about the conversations you’re with some agents. I know the landscape has shifted quite a bit over the last, call it a year or so, with you guys getting Trulia, and then News Corp with Move, is there fear, excitement, maybe with agents or maybe just so, I’m thinking that the world just really doesn’t change for them?

<A - Chad Cohen - Zillow Inc – CFO>: The real estate industry is undergoing an transformation were the type of agent that was successful in 2005 will not be the type of agent that is successful in 2015 or 2020. So agents are changing their business plans to adapt to internet, they’re becoming more sophisticated about internet marketing and those that aren’t are losing share and losing the business.

And so that’s where you find the real estate industry today. I love this question because this is actually what I spend most of my day worrying about and thinking about, and positioning us for, there will be a time five years so now when most of this ad spend is online and it’s wherever the shopper is.

And most of the commissions are earned by agents who are tech savvy and understand internet lead generation and take control of their online reputation and use software to run their and are part of the team, and are sophisticated about Internet marketing, and that is the type of agent that in 2020 is going to be doing most of the business and we are really well-positioned to benefit from an cause that transition that’s happening in the industry.

So that — every investment that we make today whether it’s having local events, or investing in advertising through our audience, or building out account management teams, or connecting to other software platforms like the 42 companies we connect with, with Techconnect or acquiring (inaudible). All these investments that we’re making today are positioning ourselves for that inevitability of when that agent of the future has most of the $60 billion in commissions and spends most of the $10 billion in advertising. It’s changing quickly.

<A - Spencer Rascoff - Zillow Inc – CEO>: Thanks John, next question?

Operator: Brian Nowak with SIG.

<Q - Brian Nowak - Susquehanna Financial Group / SIG – Analyst>: Thanks for taking my questions. Spencer, on the heel of the recent agent in Vegas where I’m sure you spoke to a lot of agents, can you talk to the agent lead-to-close or lead-to-home sales conversion trends that they’re seeing, is the average lead-to-close conversion improving at this point and if not what do you have to do to improve that trend to really provide more value to your agents?

<A - Spencer Rascoff - Zillow Inc – CEO>: So we’ve historically talked about how we think 3% of the total leads that we send to agents get closed to an actual commission check into a transaction. But we’ve always known that there are a lot of agents that have much higher lead-to-close conversion rates upwards of 20%-plus in some cases. We’ve been very focused on making sure more of our impressions are being sold to the top producing agents that understand the lead conversions and that has driven ARPA growth and that’s also improved the conversion rate as just more of our leads go to the agents that have a higher conversion rate.

And then, we’ve made a lot of investment in our own CRM like the ones that I mentioned where our mobile app now has CRM features that help agents convert these leads into transactions. And then, we’ve made investments in connections into other CRMs, so we’ve done a lot to improve these lead conversion rates which speak directly to the ROI that the agents get from their ad spend with us and that drives more impressions and drives ARPA growth.

It’s very hard for us to measure lead-conversion rate. It’s very hard for agents to measure lead-conversion rate. So we don’t have good data on what impact all these initiatives have had but my gut tells me that agents are converting to Zillow lead to the higher rate than ever before and partly that’s because more of the leads are going to the high producing agents and that drives higher ROI and grows impressions count drives upward growth. So it’s definitely part of a concerted strategy of ours.

<Q - Brian Nowak - Susquehanna Financial Group / SIG – Analyst>: Okay thanks

<A - Spencer Rascoff - Zillow Inc – CEO>: Thanks Brad, next question operator?

Operator: Brad Safalow with PAA Research.

<Q - Brad Safalow - PAA Research – Analyst>: Hi thanks for taking my questions. First question, can you guys comment on what percentage of premier agents are participating in the lender co-marketing program at this point?

<A - Spencer Rascoff - Zillow Inc – CEO>: Hi Brad, we don’t disclose that for competitive reasons, sorry.

<Q - Brad Safalow - PAA Research – Analyst>: Okay and then it seems implicit in your comments Chad, what you’re saying on inventory that perspectively as the business matures into this impression-based model that your ARPA will be commensurate with the traffic in any given quarter so there’ll be more pronounced seasonality is that fair to say?

<A - Chad Cohen - Zillow Inc – CFO>: No, not at all. I think the comments that I’ve made on it on prior calls, I still believe in which is, I think when we look to the future ARPA is going to continue to grow. What I’m saying is that there’s a specific anomaly that you have to look to with respect to the seasoning of ARPA between this quarter and whatever you’re projecting in your model and where it’s been historically. And it has to do with pulling forward that impression inventory in the second quarter

<Q - Brad Safalow - PAA Research – Analyst>: I guess conceptually if I think you have less impressions in the fourth quarter just because of what goes on in real estate, how are you not going to have lower ARPA? Are you going to be charging agents more per impression, is that the implication?

<A - Chad Cohen - Zillow Inc – CFO>: I’m just saying that we believe longer-term that ARPA’s going to continue to grow and we don’t have any thoughts with respect to seasonality of ARPA right now. It’s just — what we’re looking at right now is ARPA for the third quarter at 32% gross year-over-year the reason that it grew so much is because you pulled forward a lot of that inventory so at $349 for the period and that had you had additional impressions to sell and had not sold all of the impressions in the second quarter there’d probably be a more pronounced lift relative to next quarter but we really don’t provide ARPA (inaudible).

Let me give you an example though so we all understand how the business operates. So if an agent buys 10,000 impressions and pays $100 a month and in July, 10,000 impressions serve, they get charged $100 a month and in August 10,000 impressions get served and they get charged $100 et cetera, in December, hypothetically if they only served 50,000 or half the impressions they bought it’s true we would have lower revenue from that individual agent but the way that we model the number of impressions that we sell, is we model to the trough and so we don’t do tend to under serve.

And so, in that example, there is seasonality on the number of impressions that are served but as long as we don’t serve fewer impressions than we’ve sold there’s not seasonality in the revenue. So that’s why there isn’t announced revenue seasonality despite the fact there’s impression seasonality

<A - Spencer Rascoff - Zillow Inc – CEO>: And also so much of it Brad, has to do with the percentage of the impressions that are actually sold to existing agents and that’s really what triggers a growth or deceleration in the ARPA number.

<Q - Brad Safalow - PAA Research – Analyst>: I understand that’s helpful. Last question, why did you guys reduce the number of features listings for platinum and I think gold premier agents from 25 to 10 in the quarter?

<A - Spencer Rascoff - Zillow Inc – CEO>: We do that because the number of impressions that other premier agents serve is of course reduced when there are impressions that are taken up by existing listing agents or other premier agents and so the way we price per measured impressions is we try to model how many total leads they’re going to get and then we have an ROI target that the agents — that we try to file for the agent so most listing agents, or most premier agents rather only have a few listings so doesn’t really mean that much but we don’t like seen situations where a premier agent has was appearing as the only listing — the only agent on the listing that had low monthly spend, so that’s why reduce it.

<Q - Brad Safalow - PAA Research – Analyst>: Okay. Thank you.

Operator: Thanks Brad. Operator I think we’re running out of time but I know we have two questions in the queue, so we will do them. Aaron Kessler with Raymond James & Associates

<Q - Aaron Kessler - Raymond James & Associates, Inc. – Analyst>: Great, thank you. Just a couple of questions first about going back to the display spend quickly besides the reason you’ve stated, any high winds you’re seeing kind of from shift to mobile or maybe through advertisers using programmatic channel more with maybe go longer direct response comments and any updates on kind of rental listing numbers? I know initially you kind of talked about $500,000 going maybe to the million dollar range over the next couple of years, any updates there? Thank you.

<A - Chad Cohen - Zillow Inc – CFO>: With respect to programmatic, that is a larger headwind I would say that’s impacting the display business longer-term, when we look out many years from now at the relative contribution of display we see that probably coming down with respect to the mix. And, I think programmatic add buying is going to be part of that, and that’s an overall headwind specifically in the quarter and for the rest of the year, we’re looking at specific headwinds in specific verticals.

I would say with respect to mobile, I don’t think there are really that many display ad buys that are happening today across our platform where there isn’t a mobile component so it’s becoming more and more just part of what we’re selling on a day-to-day basis.

<A - Spencer Rascoff - Zillow Inc – CEO>: And display revenue can be what we want display revenue to be, it depends how many display ads you want to have on the site. And so every quarter we try to strike the right balance between having high-margin revenue from display but not impacting user experience too much, that’s where the display line that’s [how the] quarter.

On rental count Aaron, we’ve — the Postlets team and rental listing team has focused much more on listings quality than quantity because we think that’s a differentiator. Companies like Craigslist are full of fraudulent and duplicated listings and our research has shown us that, that’s an incredibly frustrating as opened up a real weak flank in their offering.

And so we believe that we now have the most accurate rental listings on the web but in terms of [raw] listing count its — most of the initiative has been focused on improving listing quality than quantity that said, rental listing are up significantly year-over-year much as we released them, although you could probably poke around the site and figure it out but it’s more about quality than quantity over the last six months focus area for us.

Last question operator?

Operator: Mitch Bartley with Pacific Crest Securities

<Q - Mitch Bartlett - Craig-Hallum Capital Group – Analyst>: Hi, thanks very much. Just curious if there’s anything else you can add in terms of the changes you anticipate in the competitive landscape particularly with the acquisition of Move, and how they might look to work with agents and address consumers? And then, any update or any incremental comments on how you might differentiate Zillow and Trulia brands with agents and consumers later, in mid to late 2015? Thanks.

<A - Spencer Rascoff - Zillow Inc – CEO>: Yes thanks Chad. First on the News Corp acquisition of realtor.com, I think that has accelerated our ability to get more direct listings because the industry realizes there’s really no reason why you should have direct relationship with News Corps website realtor.com but not Zillow’s website, Zillow.com.

Given our sizable audience lead, I think we’re very well positioned to take advantage of the News Corp acquisition of realtor.com as we explain to the industry that they ought to have direct relationships with us and you see that in announcements that we make almost every week. In terms of the competitive landscape with respect to advertising, throughout the course of 2014 all of our competitors in the space and tens of millions of dollars on advertising and yet we grew our leadership in the category we really benefited from that rising tide of ad spend and we continued expand our lead through the course of 2014 so I’m not overly concerned about the competitive landscape with respect to advertising and its impact on 2015.

With respect to differentiating the brands between Zillow and Trulia to — I think you specifically said it to agents, to agents they will be represented by one entity so from an agent relations in sales it will be the combined company that they are working with. To consumers the brands will be differentiated and we’re not — I’m not ready to discuss just yet how the brands will be differentiated to consumers but will become more apparent when the deal closes in the first half of next year.

So with that, thanks everyone for your time. We are very pleased with the Q3 results and excited about 2015. I think it’s going to be a fun and exciting year as we close the Trulia acquisition and we move forward to this next stage of real estate media. As a reminder we’re going to keep this conversation going on Twitter for a couple more minutes if you’re interested, we’ll be using the #ZEarning and answer some questions that we didn’t get to on the call on Twitter. Thanks very much and we’ll talk you all next quarter.

Operator: Ladies and gentlemen thank you for participating in today’s conference.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties, including, without limitation, statements regarding Zillow, Inc.’s (“Zillow”) proposed acquisition of Trulia, Inc. (“Trulia”) (the “Proposed Transaction”). Statements containing words such as “may,” “believe,” “anticipate,” “expect,” “intend,” “plan,” “project,” “will,” “projections,” “estimate,” or similar expressions constitute forward-looking statements. Such forward-looking statements are subject to significant risks and uncertainties and actual results may differ materially from the results anticipated in the forward-looking statements. Factors that may contribute to such differences include, but are not limited to, the possibility that the transaction will not close, including, but not limited to, due to the failure to obtain shareholder approval or the failure to obtain governmental approval. The foregoing list of risks and uncertainties is illustrative, but is not exhaustive. Additional factors that could cause results to differ materially from those anticipated in forward-looking statements can be found under the caption “Risk Factors” in Zillow’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, under the caption “Risk Factors” in the Registration/Joint Proxy Statement (as defined below), and in Zillow’s other filings with the Securities and Exchange Commission (the “SEC”). Except as may be required by law, Zillow does not intend, nor undertake any duty, to update this information to reflect future events or circumstances.

Additional Information and Where to Find It

In connection with the Proposed Transaction, a new holding company, Zebra Holdco, Inc. (“Holdco”), has filed a Registration Statement on Form S-4 with the SEC, which includes a registration statement and preliminary prospectus with respect to Holdco’s shares to be issued in the Proposed Transaction and a preliminary joint proxy statement of Zillow and Trulia with respect to the Proposed Transaction (the “Registration/Joint Proxy Statement”). The information in the preliminary Registration/Joint Proxy Statement is not complete and may be changed. The definitive Registration/Joint Proxy Statement will be mailed to shareholders of Zillow and stockholders of Trulia after the Registration Statement on Form S-4 is declared effective by the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION /JOINT PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders can obtain free copies of the Registration /Joint Proxy Statement at the SEC’s website at www.sec.gov. Copies of the Registration/Joint Proxy Statement, and the filings that are incorporated by reference therein, may also be obtained, without charge, by contacting Zillow Investor Relations at (206) 470-7137 or by going to Zillow’s website, www.zillow.com, under the heading “Investors”. These documents may also be obtained, without charge, by contacting Trulia Investor Relations at (415) 400-7238 or going to Trulia’s website, www.trulia.com, under the tab “Investor Relations”.

Participants in Solicitation

The respective directors and executive officers of Zillow and Trulia and other persons may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Zillow or Trulia security holders in connection with the Proposed Transaction is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. In addition, information regarding Zillow’s directors and executive officers is available in its proxy statement filed with the SEC by Zillow on April 17, 2014, and information regarding Trulia’s directors and executive officers is available in its proxy statement filed with the

SEC by Trulia on April 22, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration /Joint Proxy Statement and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.